Exhibit 99.2

Management’s Discussion & Analysis

This Management’s Discussion and Analysis (“MD&A”) for Compton Petroleum Corporation (“Compton” or the “Corporation”) should be read with the unaudited interim consolidated financial statements for the period ended September 30, 2010, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2009.  Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document.  Non-GAAP Financial Measures and disclosure regarding use of boe equivalents is contained in the “Advisories” section located at the end of this document.

The interim consolidated financial statements and comparative information has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  Amounts presented in the MD&A are stated in thousands (000’s) of dollars except per share and per boe amounts, unless otherwise stated.  This document is dated as at November 4, 2010.

I.	Compton’s Business

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada.  The Corporation’s strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets.

The Corporation’s operations are located in the deep basin fairway of the Western Canada Sedimentary Basin in the province of Alberta.  In this large geographical region, Compton currently pursues three deep basin natural gas plays:  the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, and the shallower Southern Plains sands in southern Alberta.  In addition, the Corporation has an exploratory play at Callum/Cowley/Todd Creek in the Foothills area of southern Alberta.  Each of these natural gas plays have multi-zone potential, providing future development and exploration opportunities.  Natural gas represents approximately 84% of reserves and production.

II.	Results of Operations

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Average production (boe/d)	15,931	19,760	18,261	21,452

Capital expenditures(2)	$7,836	$5,446	$27,210	$37,577

Cash flow(1)(2)	$3,102	$7,312	$35,785	$38,926
Per share: basic	$0.01	$0.06	$0.14	$0.31
diluted	$0.01	$0.06	$0.14	$0.31

Operating loss(1)(2)(3)	$(20,167)	$(16,816)	$(46,450)	$(34,501)

Net earnings (loss) (3)	$(4,345)	$12,990	$(39,642)	$15,470
Per share: basic	$(0.02)	$0.10	$(0.15)	$0.12
diluted	$(0.02)	$0.10	$(0.15)	$0.12

Revenue, net of royalties	$37,861	$40,291	$143,809	$149,752

Field netback (per boe)(1)(2)	$16.13	$18.70	$18.83	$19.18

(1)	Cash flow, operating loss and field netback are non-GAAP measures that are defined in this document
(2)	Prior periods have been revised to conform to current period presentation
(3)	Nine months ended September 30, 2010 includes non-recurring costs of $14.8 million related to surplus office lease costs

Management’s Discussion & Analysis	- 1 -	Compton Petroleum - Q3 2010

Compton anticipates the current low price level for natural gas will remain through 2011 resulting in Management’s continued prudent approach to capital investment decisions.  Management will continue to focus on its strategy of optimizing asset value, reducing costs, and carefully managing the Corporation’s capital structure.  This approach has improved Compton’s operating efficiencies and partially offset the impact of lower natural gas prices on cash flows generated by operations.

Continuing in the third quarter of 2010, the Corporation once again exceeded Management’s base case expectations, resulting in guidance remaining at the upper end of the volume range and the lower end of the operational costs range.  Results of the third quarter included:

•	production for the quarter was 15,931 boe/d (included is 15 days of production for Gilby prior to the property sale close on July 15, 2010);

•	reduced operating and administrative expenses by a combined $3.2 million from the third quarter of 2009;

•	improved drilling methods at Niton, which resulted in higher average initial production rates and lower drilling costs;

•	initiated development programs in High River with the refracture of two wells, resulting in average production that is three-times previous levels;

•	completed the sale of $35.2 million in assets at Gilby on July 15, 2010;

•
the Plan of Arrangement (the “Arrangement”) which was completed subsequent to the quarter end, on October 18, 2010; reducing Compton’s total amount of debt outstanding at December 31, 2009, by approximately $220.3 million, from $627.6 million to $407.3 million (excluding the US$45 million Mandatory Convertible Notes), strengthening its capital structure and improving liquidity (see Liquidity and Capital Resources – Senior Term Notes); and

•
Increased the Senior Bank Facility to an authorized limit of $225.0 million, comprised of a revolving term facility authorized at $210.0 million and a revolving working capital facility authorized at $15.0 million, added two new members to the syndicate, and reduced the interest margin by 0.50% from previous levels.

Compton’s focus on evaluating assets, drilling and operating practices and implementing cost control initiatives over the past year is resulting in improved returns on investment.

CASH FLOW

Cash flow is considered a non-GAAP measure; it is commonly used in the oil and gas industry and by Compton to assist Management and investors in measuring the Corporation’s ability to finance capital programs and repay its debt.  Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with GAAP, as an indicator of the Corporation’s performance or liquidity.  The following schedule sets out the reconciliation of cash flow from operations to cash flow.

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Cash flow from operating activities	$7,501	$13,721	$36,960	$24,643
Plus: Terminated surplus office lease costs	-	-	14,834	-
Less: Change in non-cash working capital	4,399	6,409	16,009	(14,283)
Cash flow(1)	$3,102	$7,312	$35,785	$38,926
Per share - basic	$0.01	$0.06	$0.14	$0.31
- diluted	$0.01	$0.06	$0.14	$0.31

(1)	Cash flow is a non-GAAP measure that is defined in this document

Management’s Discussion & Analysis	- 2 -	Compton Petroleum - Q3 2010

Cash flow for the third quarter of 2010 decreased by approximately $4.2 million or 58% compared to 2009 as a result of:

•
an 18% decline in natural gas production volumes to 81 mmcf/d from 99 mmcf/d in 2009, resulting from normal production declines due to the reduced level of capital expenditures and the impact of property sales completed in 2010;

•
a 24% decline in liquids production volumes to 2,452 bbls/d from 3,208 bbls/d in 2009, resulting from normal production declines due to the reduced level of capital expenditures and the impact of property sales completed in 2010;

•	the effect of a 5.0% overriding royalty on revenue in 2010;

•	reduced realized risk management gains of $3.6 million in 2010 compared to $12.9 million in 2009; and

•	a $1.2 million increase in asset retirement expenditures for abandonment and reclamation work.

These factors were partially offset by:

•	higher average realized natural gas prices, excluding financial hedges, which increased 22% to $3.84 per mcf in 2010 compared to $3.14 per mcf in 2009;

•	higher average realized liquids prices, which increased 7.2% to $59.39 per bbl compared to $55.42 per bbl in 2009;

•	reduced operating and administrative costs, which resulted in combined savings of approximately $3.2 million in 2010; and

•	strategic review and restructuring costs of $nil for 2010 compared to $0.5 million in 2009.

Cash flow for the nine months ended September 30, 2010, decreased by $3.1 million or 8% from the comparable period in 2009 as a result of:

•
a 15% decline in natural gas production volumes to 92 mmcf/d from 108 mmcf/d in 2009, resulting from normal production declines due to the reduced level of capital expenditures and the impact of property sales completed in 2010;

•
a 15% decline in liquids production volumes to 2,919 bbls/d from 3,429 bbls/d in 2009, resulting from normal production declines due to the reduced level of capital expenditures and the impact of property sales completed in 2010;

•	the effect of a 5.0% overriding royalty on revenue in 2010;

•	reduced risk management gains in 2010 of $7.9 million compared to $26.3 million in 2009; and

•	a $6.9 million increase in asset retirement expenditures for abandonment and reclamation work.

These factors were partially offset by:

•	higher average realized natural gas prices, excluding financial hedges, which increased 12% to $4.59 per mcf in 2010 compared to $4.09 per mcf in 2009;

•	higher average realized liquids prices, which increased 36% to $64.71 per bbl compared to $47.60 per bbl in 2009;

•	reduced operating and administrative costs, which resulted in combined savings of approximately $9.7 million in 2010; and

•	strategic review and restructuring costs of $nil for 2010 compared to $3.3 million in 2009.

Management’s Discussion & Analysis	- 3 -	Compton Petroleum - Q3 2010

NET EARNINGS (LOSS)

Net loss for the third quarter of 2010 was $4.3 million, an earnings decrease of $17.3 million when compared to the $13.0 million net earnings in the same period for 2009.  In addition to the factors that impacted cash flow, third quarter 2010 results were affected by:

•	non-cash unrealized foreign exchange gains of $14.0 million in 2010 compared to $43.1 million in 2009; and

•	a decrease of $2.1 million in future income tax recoveries during 2010.

These factors were partially offset by:

•	non-cash unrealized risk management gains of $5.6 million in 2010 compared to losses of $6.5 million in 2009; and

•	lower interest and finance charges of $4.8 million resulting from reduced debt levels in 2010 compared to 2009.

Net loss for the nine months ended September 30, 2010, was $39.6 million, an earnings decrease of $55.1 million when compared to the $15.5 million net earnings in the same period for 2009.  In addition to the factors that impacted year-to-date cash flow, results were affected by:

•	non-cash unrealized foreign exchange gains of $10.1 million in 2010 compared to $72.8 million in 2009;

•	one-time terminated office lease costs of $14.8 million in 2010; and

•	a $6.2 million decrease in future income tax recoveries in 2010.

These factors were partially offset by:

•	non-cash unrealized risk management gains of $15.3 million in 2010 compared to losses of $8.9 million in 2009; and

•	lower interest and finance charges of $6.4 million resulting from reduced debt levels in 2010 compared to 2009.

OPERATING EARNINGS (LOSS)

Operating earnings (loss) is an after tax non-GAAP measure used by the Corporation to facilitate comparability of earnings between periods.  Operating earnings is derived by adjusting net earnings for certain items that are largely non-operational in nature, or one-time non-recurring items.  Operating earnings (loss) should not be considered more meaningful than or an alterative to net earnings (loss) as determined in accordance with GAAP.  The following provides the calculation of operating earnings (loss).

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Net earnings (loss), as reported	$(4,345)	$12,990	$(39,642)	$15,470
Non-operational items
Unrealized foreign exchange and other (gain) loss	(13,860)	(40,635)	(7,560)	(68,580)
Unrealized market-to-market hedging (gain) loss	(5,594)	6,445	(15,319)	8,940
Other expenses	-	509	14,834	3,264
Tax effect	3,632	3,875	1,237	6,405
Operating loss(1)	$(20,167)	$(16,816)	$(46,450)	$(34,501)
Per share - basic	$(0.08)	$(0.13)	$(0.18)	$(0.27)
- diluted	$(0.08)	$(0.13)	$(0.18)	$(0.27)

(1)	Prior periods have been revised to conform to current period presentation

Management’s Discussion & Analysis	- 4 -	Compton Petroleum - Q3 2010

CAPITAL EXPENDITURES

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Land and seismic	$1,702	$1,334	$5,279	$5,375
Drilling and completions	8,585	4,169	24,034	17,312
Alberta drilling credits	(664)	-	(4,327)	-
Production facilities and equipment	2,188	2,267	12,446	8,866
Asset retirement expenditures	(4,064)	(2,849)	(10,692)	(3,752)
Corporate and other	89	525	470	9,776
Capital investment	7,836	5,446	27,210	37,577

Acquisitions
Property	-	-	-	-
Divestitures
Property	(36,077)	(15,023)	(153,484)	(15,887)
Overriding royalty	-	-	(23,469)	-
Acquisitions (divestitures), net	(36,077)	(15,023)	(176,953)	(15,887)

Net capital expenditures	$(28,241)	$(9,577)	$(149,743)	$21,690

Capital spending, before acquisitions and divestitures, increased by 44% in the third quarter, however decreased 28% on a year-to-date basis for 2010 compared to the same period in 2009.  This continued to be lower than anticipated, largely due to the reduced costs of drilling and the deferral of capital expenditures as a result of weather related constraints, the implementation of the Alberta Drilling Credit program in 2010 that further offset capital expenditures, and higher asset retirement costs.

The majority of the capital spending was directed towards the development of natural gas plays in the Southern Plains in the third quarter. Capital spending was directed towards the development of Compton’s core natural gas plays in the Southern Plains during the third quarter.  Compton drilled or participated in a total of 4 wells (2.7 net), 3 of which were operated, during the third quarter of 2010 as compared to a total of 3 operated wells (1.7 net) drilled during 2009.  Third quarter capital spending in 2010 also included the refracture of two wells in High River representing steps to redevelop the area.

FREE CASH FLOW

Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities and/or other financing activities.

Compton’s third quarter 2010 free cash flow deficit of $5.1 million is $7.0 million lower as compared to the third quarter of 2009 resulting from lower overall production volumes, higher asset retirement expenditures and higher capital expenditures in 2010.  These were partially offset by the continuation of focused cost reduction initiatives.  On a year-to-date basis, a free cash flow surplus of $8.2 million was an increase of $6.9 million over the same period in 2009.  The 2010 increase reflects overall lower capital expenditures, higher asset retirement costs and the cumulative savings associated with the strategic review and restructuring and related initiatives.

Management’s Discussion & Analysis	- 5 -	Compton Petroleum - Q3 2010

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Cash flow	$3,102	$7,312	$35,785	$38,926
Less: capital investment	(7,836)	(5,446)	(27,210)	(37,577)
Free cash flow	$(4,734)	$1,866	$8,575	$1,349

PRODUCTION VOLUMES AND REVENUE

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Average production
Natural gas (mmcf/d)	81	99	92	108
Liquids (bbls/d)	2,452	3,208	2,919	3,428
Total (boe/d)	15,931	19,760	18,261	21,452

Benchmark prices
AECO ($/GJ)
Monthly index	$3.52	$2.87	$4.09	$3.89
Daily index	$3.36	$2.78	$3.91	$3.57
WTI (US$/bbl)	$76.23	$68.30	$77.66	$57.00
Edmonton sweet light ($/bbl)	$74.44	$71.50	$76.59	$62.30

Realized prices(1)
Natural gas ($/mcf)	$3.84	$3.14	$4.59	$4.09
Liquids ($/bbl)	59.39	55.42	64.71	47.60
Total ($/boe)	$28.61	$24.78	$33.46	$28.22

Revenue (1)
Natural gas	$28,534	$28,687	$115,268	$120,691
Liquids	14,939	18,571	56,883	49,590
Total	$43,473	$47,258	$172,151	$170,281

(1)	Prior periods have been revised to conform to current period presentation

Production volumes for the third quarter of 2010 were 19% lower than that of 2009 primarily due to the sale of assets at Niton and Gilby during 2010.  In addition, natural declines and limited capital spending during 2010 contributed to the decline.

Revenue for the third quarter of 2010 was comparable to the same period in 2009.  Lower production volumes in 2010 were essentially offset by the higher realized natural gas and liquids prices when compared to 2009.  Realized prices and revenues are before any hedging gains or losses.  The impact from hedging on realized natural gas prices in the third quarter of 2010 was an increase of $0.42 per mcf, compared to $1.18 per mcf in 2009.

FIELD NETBACK AND FUNDS FLOW NETBACK

Field netback and funds flow netback are non-GAAP measures used by the Corporation to analyze operating performance.  Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis.  Funds flow netback equals field netback less administrative and interest costs.  Field netback and funds flow netback should not be considered more meaningful than or an alterative to net earnings (loss) as determined in accordance with GAAP.  The following provides the calculation of field netback and funds flow netback.

Management’s Discussion & Analysis	- 6 -	Compton Petroleum - Q3 2010

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009
($/boe)
Realized price(1)	$28.61	$24.78	$33.46	$28.22
Processing revenue	1.05	1.22	1.07	0.86
Realized commodity hedge gain (loss)	2.49	7.07	1.58	4.49
Royalties	(3.83)	(3.83)	(5.69)	(3.51)
Operating expenses	(10.54)	(9.46)	(10.42)	(9.94)
Transportation	(1.65)	(1.08)	(1.17)	(0.94)
Field netback	$16.13	$18.70	$18.83	$19.18

Administrative	(3.68)	(3.75)	(3.34)	(3.42)
Interest	(7.78)	(8.89)	(7.70)	(7.65)
Funds flow netback	$4.67	$6.06	$7.79	$8.11

(1)	Prior periods have been revised to conform to current period presentation

ROYALTIES

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Crown royalties(1)	$979	$2,715	$9,039	$6,889
Overriding royalty	1,957	-	7,445	-
Other royalties	2,676	4,252	11,858	13,640
Net royalties	$5,612	$6,967	$28,342	$20,529
Percentage of revenues	12.9%	14.7%	16.5%	12.1%

(1)	Crown royalties are presented net of gas cost allowance

Royalties as a percentage of revenues decreased for the third quarter of 2010 compared to 2009.  Crown royalties in the quarter have decreased overall as a result of lower production.  On a year-to-date basis Crown royalties were higher in 2010 than those in 2009.  This was as a result of a reduction in the gas cost allowance of $4.4 million in the second quarter of 2010 relating to the Corporation’s capital expenditure program.  The sale of an overriding royalty right to a third party also took effect for the fourth quarter of 2009.

In March 2010, the Alberta government announced changes to its royalty framework following a competitive review process.  These changes result in a reduction of future royalty rates beginning in January 2011.  These rate reductions are focused on lowering the progressive royalty rates applicable in a higher commodity price environment than that being experienced by the Corporation under current economic conditions.  This change is not anticipated to have a near term impact on the Corporation given its current production profile and the outlook for gas prices remaining in the low range of the gas price cycle.

OPERATING EXPENSES

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Operating expenses ($000’s)	$15,452	$17,196	$51,936	$58,194
Operating expenses ($/boe)	$10.54	$9.46	$10.42	$9.94

Operating expenses per boe for both the third quarter and the first nine months of 2010 have increased from the comparable periods in 2009 11% and 5%, respectively.  The increases were a result of reduced production levels in 2010, which were partially offset by cost savings arising from the cost control initiatives implemented in 2010.  Higher per boe costs also reflect certain fixed cost components of operations that are not affected by production declines.

Management’s Discussion & Analysis	- 7 -	Compton Petroleum - Q3 2010

TRANSPORTATION

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Transportation costs ($000’s)	$2,424	$1,966	$5,816	$5,514
Transportation costs ($/boe)	$1.93	$1.08	$1.25	$0.94

Pipeline tariffs and trucking rates for liquids are primarily dependent upon production location and distance from the sales point.  Regulated pipelines transport natural gas within Alberta at tolls approved by the government.  Compton incurs charges for the transportation of its production from the wellhead to the point of sale.

Transportation expenses per boe increased by 23% in the third quarter of 2010, and 5% on a year-to-date basis, over the comparable periods in 2009.  The increase in transportation costs is attributable to an increase of approximately 25% in pipeline tariffs and $1.8 million (2009 – $1.1 million) pertaining to reclassified transportation costs from operating expenses for liquids trucking.

ADMINISTRATIVE EXPENSES

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Gross administrative expenses	$7,142	$8,524	$23,025	$25,876
Capitalized administrative expenses	(741)	(625)	(3,304)	(2,344)
Operator recoveries	(1,010)	(1,088)	(3,091)	(3,486)
Administrative expenses	$5,391	$6,811	$16,630	$20,046
Administrative expenses ($/boe)	$3.68	$3.75	$3.34	$3.42

Administrative expenses per boe decreased in both the third quarter of 2010 and on a year-to-date basis for 2010 as compared to the same periods in 2009.  The 2% reductions were achieved primarily as a result of cost control initiatives following the strategic review completed in 2009; however were partially offset by reduced production volumes for 2010.

STOCK-BASED COMPENSATION

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Stock option plan	$700	$803	$1,925	$1,906
Employee share purchase plan	222	155	773	932
Stock-based compensation	$922	$958	$2,698	$2,838

The Corporation has instituted various compensation arrangements, the value of which is determined in relation to the market value of Compton’s capital stock.  These arrangements are designed to attract, motivate and retain individuals, and to align their success with that of shareholders.  Details relating to stock-based compensation arrangements are presented in Note 9 to the unaudited interim consolidated financial statements.

Management’s Discussion & Analysis	- 8 -	Compton Petroleum - Q3 2010

OTHER EXPENSES

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Terminated surplus office lease costs	$-	$-	$14,834	$-
Strategic review and restructuring costs	-	509	-	3,264
Total costs	$-	$509	$14,834	$3,264
Total costs ($/boe)	$-	$0.28	$2.98	$0.56

Surplus office lease costs relate to the rent on unused office space and a one-time payment of $11.6 million to return unused office space to the landlord, terminating the Corporations obligation under the lease for the space.  The office lease surrender payment reduces the rent obligation in future periods.

The strategic review and restructuring process undertaken by Management was completed in 2009.

INTEREST AND FINANCE CHARGES

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Interest on senior credit facility, net	$15	$4,979	$2,692	$9,245
Interest on senior term notes	9,379	9,867	28,024	31,525
Interest expense	9,394	14,846	30,716	40,770
Finance charges and amortization of transaction cost	2,003	1,324	7,658	4,041
Total interest and finance charges	$11,397	$16,170	$38,374	$44,811
Total interest and finance charges ($/boe)	$7.78	$8.89	$7.70	$7.65

Interest expense for 2010 decreased by 37% for the third quarter and 25% for the first nine months compared to the same periods in 2009.  Although interest rates increased in 2010, the overall decrease was as a result of reduced borrowings on the revolving Facility and lower interest related to the US dollar denominated Notes.  The lower interest on the Notes resulted from a strengthening of the Canadian dollar in relation to the US dollar.

Finance charges and amortization of transaction costs for the third quarter of 2010 increased by 50% compared to the same period in 2009, and on a year-to-date basis by 90% as a result of higher fees for the unutilized Senior Credit Facility (the “Facility”).

Total interest and finance charges decreased on a per boe basis in the third quarter of 2010 due to reduced borrowing levels.  Despite lower interest expense, the decline in production volumes held per barrel levels consistent with that of 2009 on a year-to-date basis.

Effective interest rates on a weighted average debt basis are presented below.

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Senior credit facility	$859	$334,574	$59,645	$317,985
Effective interest rate	6.81%	5.89%	6.02%	3.88%

Senior note (US$)	$450,000	$450,000	$450,000	$450,000
Coupon rate (US$)	7.625%	7.625%	7.625%	7.625%
Effective interest rate (Cdn$)	8.150%	8.150%	8.150%	8.150%

Management’s Discussion & Analysis	- 9 -	Compton Petroleum - Q3 2010

RISK MANAGEMENT

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Commodity contracts
Realized (gain) loss	$(3,652)	$(12,855)	$(7,872)	$(25,312)
Unrealized (gain) loss	(4,322)	6,406	(14,047)	8,901
Foreign currency contracts
Unrealized (gain) loss	(1,272)	39	(1,272)	39
Total risk management (gain) loss	$(9,246)	$(6,411)	$(23,191)	$(17,372)

Realized (gain) loss	$(3,652)	$(12,856)	$(7,872)	$(26,312)
Unrealized (gain) loss	(5,594)	6,445	(15,319)	8,940
Total risk management (gain) loss	$(9,246)	$(6,411)	$(23,191)	$(17,372)

The Corporation’s financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/US dollar exchange rate.  Compton utilizes various financial instruments for non-trading purposes to manage and mitigate exposure to these risks.  Financial instruments are not designated for hedge accounting and accordingly are recorded at fair value on the consolidated balance sheets, with subsequent changes recognized in consolidated earnings (loss) and other comprehensive income.

Financial instruments utilized to manage risk are subject to periodic settlements throughout the term of the instruments.  Such settlements may result in a gain or loss, which is recognized as a realized risk management gain or loss at the time of settlement.

The mark-to-market values of financial instruments outstanding at the end of a reporting period reflect the values of the instruments based upon market conditions existing as of that date.  Any change in the fair values of the instruments from that determined at the end of the previous reporting period is recognized as an unrealized risk management gain or loss.  Unrealized risk management gains or losses may or may not be realized in subsequent periods depending upon subsequent moves in commodity prices, interest rates or exchange rates affecting the financial instruments.

Commodity hedges were put in place so that the Corporation has natural gas hedged for 40,250 giga joules (“GJ”) per day between an equivalent AECO floor price of $4.50 per GJ and a ceiling price of $7.02 per GJ.  The Corporation has also entered into electricity hedges for a total of 84 mega watt hours (“MWh”) per day at a fixed price of $50.74/MWh.  In anticipation of the Arrangement (see “Liquidity and Capital Resources – Senior Term Notes”), short-term US dollar foreign currency swaps were also entered into for a total of $199.6 million.  These instruments will be in effect throughout 2010 and 2011 as follows:

Instrument	Term	Volume	Average Price	Index

Commodity
Natural gas
Collars	Jul./09 – Oct./11	30,250 GJ/d	$4.52 - $7.02/GJ	AECO
Collars	Jul./09 – Jun./11	10,000GJ/d	$4.50 - $7.00/GJ	AECO
Electricity
Swap	Jan./10 – Dec./11	84 MWh/d	$50.74 MWh	AESO
Foreign Currency
US Dollar Swaps	Sept./10 – Oct./10	$199.6 Million	$1.022	N/A

Management’s Discussion & Analysis	- 10 -	Compton Petroleum - Q3 2010

DEPLETION AND DEPRECIATION

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Total depletion and depreciation	$28,545	$34,063	$96,910	$103,410
Depletion and depreciation ($/boe)	$19.48	$18.74	$19.43	$17.66

Total depletion and depreciation expense decreased during the third quarter and for the year-to-date for 2010 as compared to the same periods in 2009.  The impact of reductions in the Corporation’s overall depletable base following the sales of properties and the overriding royalty interest were offset by the increased depletion rate derived from reserve balances.  On a per boe basis, the lower production volumes have increased depletion and depreciation expense by 4% in the third quarter of 2010, and 10% year-to-date, over the same periods in 2009.

FOREIGN EXCHANGE AND OTHER GAINS AND LOSSES

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Foreign exchange (gain) loss on translation of US$ debt	$(13,860)	$(40,635)	$(7,560)	$(68,580)
Other foreign exchange (gain) loss	(116)	(425)	(178)	(504)
Marketable securities valuation (gain) loss	-	(2,089)	(1,861)	(1,836)
Total foreign exchange and other (gains) losses	$(13,976)	$(43,149)	$(9,599)	$(70,920)

The foreign exchange gains recognized in the consolidated statements of earnings (loss) in 2010 resulted primarily from the translation of the US dollar denominated Notes into Canadian dollars with the strengthening of the Canadian dollar.  The Notes are translated and recorded in the consolidated financial statements at the period end exchange rate, with any change from prior periods being recognized as an unrealized foreign exchange gain or loss.

INCOME TAXES

Income taxes are recorded using the liability method of accounting.  Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability.  The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate.  The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

Income tax recoveries of $0.1 million were recognized in the third quarter of 2010 as compared to $2.2 million for the comparable period in 2009.  The $2.1 decrease in 2010 arises as a result of a one-time adjustment for future tax assets disposed of following the sale of petroleum and natural gas properties.  This decrease was partially offset by higher operating losses and the settlement timing of future assets and liabilities.

III.	Liquidity and Capital Resources

CAPITAL STRUCTURE

The Corporation’s capital structure is comprised of working capital, Facility, Notes, MPP term financing and shareholders’ equity.  The Corporation’s objectives when managing its capital structure are to:

Management’s Discussion & Analysis	- 11 -	Compton Petroleum - Q3 2010

(a)	ensure the Corporation can meet its financial obligations;
(b)	finance internally generated growth and potential acquisitions; and
(c)	target leverage relative to the risk of Compton’s underlying assets.

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements.  Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to “Adjusted EBITDA”.  Adjusted EBITDA is a non-GAAP measure defined as net earnings (loss) before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligation, goodwill written-off, unrealized foreign exchange and other gains (losses), and unrealized risk management gains (losses).  Capitalization is a non-GAAP measure defined as working capital, long-term debt including current portion, MPP term financing, and shareholders' equity.  Debt to capitalization and debt to adjusted EBITDA are two ratios that Management uses to steward the Corporation’s overall debt position as measures of Compton’s overall financial strength.

	As at September 30, 2010		As at December 31, 2009

Working capital (surplus) deficit(1)	$(48,566)		$7,294
Senior credit facility(2)	-		107,183
MPP term financing(3)	47,483		51,408
Senior term notes(4)	455,728		461,741
Total net debt	454,645		627,626
Shareholders’ equity	954,528		992,237
Total capitalization	$1,409,173		$1,619,863

Total net debt to adjusted EBITDA(5)	4.9	x	5.9	x
Total net debt to total capitalization	32%		39%

(1)	Adjusted working capital excludes risk management, future income taxes, current MPP term financing and the Facility
(2)	Includes unamortized transaction costs of $nil (2009 – $1,279)
(3)	Includes unamortized financing fees of $560 (2009 – $679)
(4)	Includes unamortized discounts and related transaction costs of $7,682 (2009 – $9,229)
(5)	Based on trailing 12 month adjusted EBITDA

Subsequent to quarter end, the Corporation completed the Arrangement to successfully recapitalize its Facility and Notes (see Senior Credit Facility and Senior Term Notes).

WORKING CAPITAL

Excluding the impact of current hedging assets and liabilities, Compton had a working capital surplus of $48.6 million at September 30, 2010, as compared to a deficit of $7.3 million as at December 31, 2009.  The main source of the working capital surplus relates to cash received from the asset sales completed in the second and third quarters for gross proceeds of $150.2 million.  Typically in the oil and gas industry, there is not a direct correlation between amounts receivable from the sale of production and trade payables, which results from operating activities that vary seasonally and also with activity levels.  This will result in fluctuations in working capital and often result in a working capital deficit.  Management anticipates that the Corporation will continue to meet the payment terms of suppliers.

The cash balance at September 30, 2010, along with a draw on the Facility of $145.0 million were used subsequent to quarter to fund the Arrangement described below (see Senior Credit Facility and Senior Term Notes).

Management’s Discussion & Analysis	- 12 -	Compton Petroleum - Q3 2010

SENIOR CREDIT FACILITY

At June 30, 2010, the Facility was renewed for a period of 366 days until July 1, 2011.  The renewed Facility, reflecting the full 5.0% sale of an overriding royalty and the asset dispositions announced in June 2010, has a limit of $150 million, comprised of $120 million in a revolving term facility, and $30 revolving term working capital facility.  The Facility is subject to re-determination of the borrowing base twice a year at December 31 and May 31.  The borrowing base of the facilities is determined based on, among other things, the Corporation’s current reserve report, results of operations, the lenders view of the current and forecasted commodity prices and the current economic environment.  The Corporation had not drawn on its Facility at September 30, 2010.

The Facility provides that advances may be made by way of prime loans, bankers’ acceptances, US base rate loans, LIBOR loans and letters of credit.  Advances will bear interest at the applicable lending rate plus a margin based on Compton’s debt to trailing cash flow ratio.  The Facility is secured by a fixed and floating charge debenture on the assets of the Corporation.

Upon completion of the Arrangement subsequent to the quarter end, the Facility’s bank syndicate has amended the Facility to reflect the following:

(a)	increase the Facility to $225.0 million, comprised of a revolving term facility authorized at $210.0 million and a revolving working capital facility authorized at $15.0 million;

(b)	reduce the interest margins by 0.50% from previous levels; and

(c)
change the tenor of the Facility such that if not extended at lenders option in 2011 the undrawn portion of the Facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility maturing on July 2, 2012.

SENIOR TERM NOTES

Notes due in 2013 are payable in US dollars and are translated into Canadian dollars at the period end prevailing exchange rate.  Any change from the prior period is recognized as an unrealized exchange gain or loss and decreases or increases the carrying value of the Notes.  At September 30, 2010, the carrying value of the Notes decreased by $6.0 million from December 31, 2009, due to the strengthening Canadian dollar in relation to the US dollar.

The indenture governing the Notes limits the extent to which Compton can incur incremental debt and requires the Corporation to meet a fixed charge coverage ratio test (“Ratio”) and Adjusted Consolidated Net Tangible Assets (“ACNTA”) test if the Ratio test is not met.  At each quarter end, the Ratio must exceed a trailing four quarters 2.5 to 1 threshold.  If the Ratio is less than 2.5 to 1 the amount of debt that the Corporation may incur in addition to the Notes is limited to the value calculated under the ACNTA test.  At September 30, 2010, the Ratio was 2.2 to 1, falling below the minimum requirement.  The Corporation may incur up to $274.0 million of debt, plus certain other permitted debt until the time when the ratio exceeds 2.5 to 1.  Management does not anticipate these restrictions to have any limiting or adverse effect on the operations of the Corporation (see “Risks – Liquidity Risk”).

Subsequent to September 30, 2010, the Corporation completed the Arrangement affecting the Notes.  The Arrangement resulted in the exchange of all the existing US$450.0 million Notes for a combination of:

(a)	US$193.5 million 10% notes due 2017 (the “New Notes”);
(b)	US$45.0 million 10% notes due September 2011 (the “Mandatory Convertible Notes”); and
(c)	US$184.5 million of cash, in part funded by a draw of $145.0 million from the Facility.

MPP TERM FINANCING

On April 30, 2009, Compton completed the renegotiation of the MPP processing and other related agreements for a further term of five years, expiring on April 30, 2014.  In connection with the renewal, the Corporation has reclassified a portion of the non-controlling interest associated with MPP as MPP term financing.  MPP term financing in the aggregate amount of $47.5 million is included as a liability in the interim unaudited consolidated financial statements.  The fixed base fee payments under the MPP term financing includes a principal and interest component.  The effective rate of interest is 10.63% per annum.  The principal amount of the MPP term financing is equal to the purchase option price of the MPP partnership units at the end of the five-year term, plus the principal portion of monthly base fee payments.

Management’s Discussion & Analysis	- 13 -	Compton Petroleum - Q3 2010

DEBT REPAYMENT AND LEASE OBLIGATIONS

As part of normal business operations, Compton has entered into arrangements and incurred obligations that will impact future operations and liquidity, some of which are reflected as liabilities in the unaudited interim consolidated financial statements.  The following table summarizes all contractual obligations as at September 30, 2010.

	2010	2011	2012	2013	2014	Thereafter

Senior term notes (US $450M)	$-	$-	$-	$463,410	$-	$-
MPP term financing(1)	3,073	9,592	9,592	9,592	30,397	-
Accounts payable	51,923	-	-	-	-	-
Operating leases	2,474	809	1,009	-	-	-
Office facilities	947	3,836	3,937	4,061	4,112	16,386

	$58,417	$14,237	$14,538	$477,063	$34,509	$16,386

(1)	Represents monthly fixed base fee payments

IV.	Outlook

Compton has significantly strengthened its capital structure in 2010 through asset sales totaling $150.2 million, the reduction of its long term debt by US$211.5 million, and extended the term to maturity on its Notes to 2017 from 2013.  These steps resulted in a total debt reduction of approximately $220.3 million, from approximately $627.6 million at December 31, 2009, to approximately $407.3 million (excluding the US$45.0 million Mandatory Convertible Notes) subsequent to the completion of the Arrangement on October 18, 2010.  The reduction in debt has repositioned Compton’s capital structure, providing manageable debt levels going forward.  Management will continue to focus on its strategic growth plan, maximizing the value of its asset base.

Compton continues to take a selective approach to its business, identifying and evaluating various opportunities to capture unrealized value for the Corporation and maximize shareholder benefit.  Management remains committed to maintaining its financial prudence and improving its capital efficiencies, focusing on proving the value of other key areas and horizons in Compton’s asset base.  Management is applying the knowledge gained at Niton to the refracturing and drilling of horizontal multiple-stage fracture wells at High River during the last quarter of 2010, as well as targeting undeveloped formations to identify new growth opportunities in Niton and the Southern Plains.  The results of these activities are expected to prove the underlying value and development potential of Compton’s large asset base, and provide solid returns to the Corporation’s shareholders in a conservative natural gas price environment.

V.	Internal Audit

INTERNAL AUDIT FUNCTION

Reporting directly to the Audit Finance and Risk committee, the Manager of Internal Audit is responsible for oversight of the Corporations control environment and provides quarterly updates regarding the degree of compliance and any changes in the internal controls over financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to internal control over financial reporting during the period beginning on July 1, 2010 and ending on September 30, 2010 that materially affected or are reasonably likely to materially affect Compton’s internal control over financial reporting.

Management’s Discussion & Analysis	- 14 -	Compton Petroleum - Q3 2010

VI.	Risks

The following is a list of key risks that Compton faces in its normal course of business.  If any of these risks actually occur, Compton’s business, financial condition, results of operations, cash flows and prospects could be harmed.

Such risks and uncertainties are not the only ones the Corporation faces.  Additional risks and uncertainties, including those of which Management is currently unaware or that are deemed immaterial, may also adversely affect Compton’s business, financial condition, results of operations, cash flows and prospects.  For a more detailed discussion of risks refer to Compton’s annual MD&A document for the year ended December 31, 2009.

GLOBAL FINANCIAL CONDITION

Operations are affected by local, national and worldwide economic conditions and the condition of the oil and gas industry.  Recent disruptions in the credit markets and concerns about the global economy have had an adverse impact on global financial markets.  These and other factors may affect Compton’s ability to obtain equity or debt financing in the future on favourable terms.  Additionally, these factors, as well as other related factors, may cause decreases in the Corporation’s asset values that may be other than temporary, which may result in impairment losses.  If such increased levels of volatility and market turmoil continue, or if more extensive disruptions of the global financial markets occur, operations could be adversely impacted and the trading price of Compton’s common shares may be adversely affected.

ADDITIONAL FUNDING REQUIREMENTS

Compton’s ongoing activities may not generate sufficient cash flow from operations to fund future exploration, development, or acquisition programs.  The Corporation may require additional funding and there can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or that it will be on acceptable terms.  Continued uncertainty in domestic and international credit markets compounds the risk of obtaining debt financing.  Failure to obtain such financing on a timely basis could cause Compton to forfeit interests in certain properties, miss certain acquisition opportunities, and reduce or terminate operations.  This may result in the Corporation not being able to replace its reserves or maintain production, which will have an adverse effect on its financial position.  Failure to obtain additional funding may also result in the Corporation failing to meet financial obligations as they come due or may result in the acceleration of the Corporation’s debt.

LIQUIDITY RISK

Liquidity risk is the risk that the Corporation is not able to meet its financial obligations as they fall due. Compton’s $225.0 million Facility if not extended on June 30, 2011, will come due July 2, 2012.  The lenders under the Facility will reassess the borrowing base semi-annually on May 31 and December 31, which review may change the amount that the Corporation may borrow under its Facility.  As at September 30, 2010, Compton had not drawn its Facility, however has utilized $145.0 million subsequent to completion of the Arrangement on October 18, 2010.

In addition, both the Facility and the note indenture governing the US$193.5 million of 10.0% Notes due in 2017 limit the extent to which the Corporation can incur other debt and require it to meet a fixed charge coverage ratio test and the ACNTA test.  At each quarter end, the fixed charge coverage ratio must exceed a 2.5 to 1 threshold and the value calculated under the ACNTA test must exceed borrowings under the Facility.  Falling below the fixed charge coverage ratio limits Compton from incurring new debt to the ACNTA calculated value.  At September 30, 2010, the fixed charge coverage test resulted in a ratio of 2.2 to 1 (2.01 to 1 at December 31, 2009).  The September 30, 2010, ratio calculation falls below the minimum requirement and thereby restricts the amount of incremental borrowings the Corporation may incur.  The Corporation may incur up to $274.0 million under the Facility and certain other permitted debt until the time when the ratio exceeds 2.5 to 1.  Management does not anticipate these restrictions to have any limiting or adverse affect on the operations of the Corporation.

Management’s Discussion & Analysis	- 15 -	Compton Petroleum - Q3 2010

The calculation of the ACNTA was $274.0 million at September 30, 2010 ($263.4 million at December 31, 2009), which was higher than the Facility authorized limits.  Any reduction in Compton’s ability to access credit under the Facility, or requirement to pay amounts outstanding under the Note Indenture before its stated maturity date may result in the Corporation not being able to meet its financial obligations as they come due.

VOLATILITY OF PRICES, MARKETS, AND MARKETING PRODUCTION

Oil and gas prices have historically been extremely volatile.  Factors which contribute to oil and gas price fluctuations include global demand, domestic and foreign supplies of oil and gas, the price of foreign oil and gas imports, decisions of the Organization of Petroleum Exporting Countries relating to export quotas, domestic and foreign governmental regulations, political conditions in producing regions, global and domestic economic conditions, the price and availability of alternative fuels, including liquefied natural gas, and weather conditions.

The Corporation’s financial condition is substantially dependent on, and highly sensitive to, oil and gas commodity prices.  Any material decline in prices could result in a material reduction of Compton’s operating results, revenue, reserves, and overall value.  Lower commodity prices could change the economics of production from some wells.  As a result, the Corporation could elect not to drill, develop, or produce from certain wells.  In addition, Compton is impacted by the differential between prices paid by refiners for light quality oil and the grades of oil produced by the Corporation.

Current market conditions are particularly challenging with the global recession negatively impacting commodity prices as well as access to credit and capital markets.  These conditions impact Compton’s customers and suppliers and may alter Compton’s spending and operating plans.  There may be unexpected business impacts from this market uncertainty.

Under Canadian GAAP, oil and gas assets are reviewed quarterly to determine if the carrying value of the assets exceeds their expected future cash flows.  A sustained period of low commodity prices may reduce expected future cash flows and require a write down to the fair value of the Corporation’s oil and gas properties, thereby adversely affecting operating results.

Any future and sustained period of weakness in oil and gas prices would also have an adverse effect on Compton’s capacity to borrow funds.  The Corporation’s secured Facilities are based upon the lenders’ estimate of the value of the Corporation’s proved reserves, which determines the borrowing amount.  A reduction in the quantity or value of reserves may also obligate Compton to make additional payments under the processing agreement with MPP.

Any decline in the Corporation’s ability to market production could have a material adverse effect on production levels or on the sale price received for production.  Compton’s ability to market the oil and gas from the Corporation’s wells depends on numerous factors beyond the Corporation’s control, including the availability and capacity of gas gathering systems, pipelines and processing facilities, and their proximity to the wells.  The Corporation will be impacted by Canadian federal and provincial, as well as US federal and state, energy policies, taxes, regulation of oil and gas production, processing, and transportation, as well as Canadian federal regulation of oil and gas sold or transported outside of the province of Alberta.

VII.	Forthcoming and Newly Adopted Accounting Policies

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAEs”) such as Compton.

Management’s Discussion & Analysis	- 16 -	Compton Petroleum - Q3 2010

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011.  For PAEs with a December 31 year-end, the first unaudited interim financial statements under IFRS will be for the quarter ending March 31, 2011, with comparative financial information for the quarter ending March 31, 2010.  The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ending December 31, 2010.  This also means that all opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

Compton will adopt these requirements as set out by the AcSB and other regulatory bodies.  The Corporation has developed and commenced implementing its plan for the changeover to IFRS to ensure that Compton addresses matters such as accounting policies, information technology systems, internal controls, disclosure controls and procedures, staffing requirements, and business activities impacted by accounting processes and measures.

The plan is comprised of three stages.  The first stage is to obtain an understanding of the impact that the conversion to IFRS will have on the elements described above.  The second stage is to develop and test solutions for the issues identified in stage one.  The third and final stage is to implement the solutions developed in stage two.

At September 30, 2010, Compton has substantially completed phases one and two of its project plan to transition the Corporation to IFRS under the required timelines.  The Corporation remains in the third stage, working to implement its accounting policy selections and develop transition solutions for the systems and process changes necessary to support the Corporation’s reporting under IFRS.  Management continues to work with an external consultant to support project resourcing and the execution of the project plan.

During this entire process, Compton continues to focus on maintaining a robust internal control environment while also considering the impact of identified changes in processes and information system requirements on existing internal controls.

The following milestones and timelines have been identified under the project plan, and focus Management’s key transition initiatives.  As outlined below, Management believes it is on target to successfully transition to IFRS.

Management’s Discussion & Analysis	- 17 -	Compton Petroleum - Q3 2010

Financial Statements		Target Completion	Status at September 30, 2010
●	Identification of significant differences between Canadian GAAP and IFRS. Identification of key conversation issues	Q3 2009	Completed
●	Development of position papers for identified GAAP differences, and selection of accounting policy alternatives	Q2 2010	Substantially complete
●	Selection of IFRS 1 exemptions and accounting policy choices	Q2 2010	Completed
●	Preparation of the opening balance sheet reconciliation under IFRS	Q3 2010	Substantially complete
●	Determination of new financial statement note disclosure requirements	Q3 2010	In progress
●	Restatement of 2010 Quarterly information for comparative presentation purposes	Q1 2011	In progress

Information Technology
●	Assess systems impact for accounting policy selections and required note disclosure information	Q2 2010	Substantially complete

Control Environment
●	For all accounting policy changes, assess impact on internal controls over financial reporting and disclosure controls. Implement appropriate changes	Q4 2010	In progress

Project focus has been on the areas identified as having the most significant impact to Compton, which are consistent with those specific to others in the oil and gas industry.  These include cost recognition for property and equipment, asset componentization and depreciation, the identification of cash generating units and valuation.

While at this time the impact of adopting IFRS cannot be definitively quantified, the Corporation continues to evaluate potential impairment adjustments to the carrying value of its natural gas assets under the IFRS transition and impairment guidelines.  Any potential impairment is as a result of historical capitalized costs under GAAP full cost accounting compared to the Corporation’s identified cash generating units under IFRS, and the reserve values recognized in respect of these cash generating units taking into account the economic conditions in place at the time of the transition.

In addition to the quantitative adjustments associated with the transition, the most significant impact will be the revised financial disclosure under IFRS, which is generally viewed to be more detailed and comprehensive than that of GAAP.

CHANGES IN ACCOUNTING POLICIES

Recent Accounting Pronouncements

There were no new accounting pronouncements issued under GAAP in the first three quarters of 2010 affecting the Corporation.

Management’s Discussion & Analysis	- 18 -	Compton Petroleum - Q3 2010

VIII.	Quarterly Information

The following table sets forth certain quarterly financial information of the Corporation for the eight most recent quarters.

	2010			2009				2008
($millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total revenue(1)	$43	57	$71	$58	$47	$54	$69	$105
Cash flow(1)	$3	11	$20	$6	$7	$10	$22	$29
Per share - basic	$0.01	0.04	$0.08	$0.03	$0.06	$0.08	$0.18	$0.18
- diluted	$0.01	0.04	$0.08	$0.03	$0.06	$0.08	$0.18	$0.18
Net earnings (loss)	$(4)	(52)	$17	$(24)	$13	$20	$(17)	$(96)
Per share - basic	$(0.02)	(0.20)	$0.06	$(0.09)	$0.10	$0.16	$(0.14)	$(0.74)
- diluted	$(0.02)	(0.20)	$0.06	$(0.09)	$0.10	$0.16	$(0.14)	$(0.74)
Operating earnings(1)	$(20)	(21)	$(5)	$(25)	$(17)	$(16)	$(3)	$(19)

Production
Natural gas (mmcf/d)	81	98	97	98	99	108	117	125
Liquids (bbls/d)	2,452	3,076	3,237	3,055	3,208	3,428	3,655	4,113
Total (boe/d)	15,931	19,481	19,411	19,351	19,760	21,440	23,194	24,868

Average price
Natural gas ($/mcf)	$3.84	$4.15	$5.67	$4.38	$3.14	$3.80	$5.18	$6.99

Liquids ($/bbl)	$59.39	$66.00	$67.59	$57.10	$55.42	$49.94	$38.35	$60.60
Total ($/boe)	$28.61	$31.41	$39.62	$31.16	$24.78	$27.15	$32.20	$45.01

(1)	Prior periods have been revised to conform to current period presentation

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Corporation’s control such as seasonality and exchange rates.  Depressed commodity prices and lower production volumes due to asset sales and natural declines contributed to decreased revenues starting in the third quarter of 2008.  Post mid-2010 asset sales, the production base has stabilized to a consistent level in the final quarter of 2010.

Cash flow and operating earnings were negatively affected in the fourth quarter of 2008 by one-time non-recurring strategic review costs and quarterly during 2009 for related restructuring costs.  Increases in the US dollar against the Canadian dollar had the effect of decreasing net earnings during the fourth quarter of 2008 and the first quarter of 2009.  Cash flow for the first quarter of 2010 increased as a result of higher realized prices and cost control initiatives following the restructuring process, however, this was more than offset by one-time costs relating to the surrender of surplus leased office space in the second quarter.  For the third quarter of 2010, cash flow decreased due to lower realized risk management gains.

IX.	Advisories

NON-GAAP FINANCIAL MEASURES

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, funds flow per share, adjusted EBITDA, field netback, cash flow netback, debt and capitalization.  Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.  These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Corporation’s liquidity and its ability to generate funds to finance its operations.

USE OF BOE EQUIVALENTS

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent (“boe”) basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil.  The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants.  Compton uses the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip.  However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Management’s Discussion & Analysis	- 19 -	Compton Petroleum - Q3 2010

FORWARD-LOOKING STATEMENTS

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, “forward-looking statements”) under the meaning of applicable securities laws, including Canadian Securities Administrators’ National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995 and the United States Securities and Exchange Act of 1934, as amended.

Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities.  Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct.  There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation’s business.  These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton.  Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this document solely for the purpose of generally disclosing Compton’s views of its prospective activities.  Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law.  Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement.  The Corporation’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Additional Information

Further information regarding Compton can be accessed under the Corporation’s public filings found on the Canadian Securities Administrators’ SEDAR website at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission website at www.sec.gov, on the Corporation’s website at www.comptonpetroleum.com, or on request by sending an email to investorinfo@comptonpetroleum.com.

Management’s Discussion & Analysis	- 20 -	Compton Petroleum - Q3 2010